MOL Plc.
Finance

9th October, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.


06017392

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683



INVESTOR NEWS

2 October 2006

Change in the share ownership of senior executives

MOL Hungarian Oil and Gas Company and the insider persons concerned hereby announce that on 2 October 2006, 194 convertible bonds were converted into 345,126 shares and allocated to the participants, in accordance with the convertible bond programme as approved by the Extraordinary General Meeting of MOL held on 1 September 2003. On 2 October 2006, the shares were also listed on the Budapest Stock Exchange.

The participants in the bond programme financed their bond subscription from credit facilities granted by a credit bank. Due to the financing structure, these subscribers are obliged to pay back the credit following the conversion of the bonds. The majority of the participants have sold MOL shares in order to repay the bank credit. They sold shares at HUF19,725 per share on 2 October 2006, with the assistance of the OTP Bank Plc. as investment service provider.

The share and the bond ownership and of the senior executives changed as follows:

Name	Position	Bond ownership after the share allocation	Share ownership after the share allocation	Number of shares sold	Share ownership following the sale of shares
Zsolt Hernádi	Chairman-CEO	52	121 443	35 000	86 443
Dr Sándor Csányi	Vice chairman	14	12 453	0	12 453
György Mosonyi	CEO	36	54 376	12 000	42 376
László Akar	Member of the Board of Directors	10	16 356	0	16 356
Michel-Marc Delcommune	Member of the Board of Director	20	36 168	0	36 168
Dr. Miklós Dobák	Member of the Board of Directors	12	22 232	7 000	15 232
dr. Gábor Horváth	Member of the Board of Directors	10	16 366	7 116	9 250
Dr. Ernő Kemenes	Member of the Board of Directors	10	11 563	3 300	8 263


MOL

Iain Paterson	Member of the Board of Directors	10	17 816	8 895	8 921
Mrs. Kálmán Simóka PhD	Member of the Board of Directors	10	11 563	3 168	8 395
József Molnár	Executive Vice President	26	23 857	12 000	11 857
Lajos Alács	Executive Vice President	10	13 894	7 116	6 778
Zoltán Áldott	Executive Vice President	26	51 666	11 666	40 000
Ferenc Horváth	Executive Vice President	26	28 810	17 000	11 810
József Simola	Executive Vice President	16	14 232	11 386	2 846

Participants of the convertible bond programme, through ownership of additional bonds, continue to be incentivized to maximise long-term share price performance.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043


MOL

INVESTOR NEWS

22 September 2006

The Court of Registration has registered the capital increase of MOL

MOL Hungarian Oil and Gas Plc. hereby announces that on 22 September 2006 the Court of Registration registered the capital increase of MOL, which was decided by the Board of Directors at its meeting held on 7 September 2006. The share capital of the company increased from HUF 108,985,250,578 to HUF 109.330.376.578. The expected day of the listing of the shares is 2 October 2006.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043